Exhibit 1.2

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, including the audit reports of Deloitte & Touche LLP and Meyers Norris Penny LLP

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management.

Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors who have approved the consolidated financial statements.

Deloitte & Touche LLP are the independent auditors of Canadian Superior Energy Inc. The auditors have audited the consolidated financial statements as at and for the year ended December 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting Oversight Board (United States) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

(Signed) “Leif Snethun”
Leif Snethun
Chief Operating Officer

Calgary, Canada
March 29, 2010

Canadian Superior Energy Inc.	2009 FS	Page 1

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Canadian Superior Energy Inc.

We have audited the consolidated balance sheet of Canadian Superior Energy Inc. and subsidiaries (the “Company”) as at December 31, 2009 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Canadian Superior Energy Inc. and subsidiaries as at December 31, 2009 and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of Canadian Superior Energy Inc.’s financial statements, such as the changes described in note 4 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and the Shareholders, dated March 29, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2010

Canadian Superior Energy Inc.	2009 FS	Page 2

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Canadian Superior Energy Inc.:

We have audited the internal control over financial reporting of Canadian Superior Energy Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 29, 2010

Canadian Superior Energy Inc.	2009 FS	Page 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Canadian Superior Energy Inc.

We have audited the consolidated balance sheet of Canadian Superior Energy Inc. (the “Company") as at December 31, 2008 and the consolidated statements of operations, comprehensive loss, and deficit and cash flows for each of the years in the two-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established by Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) “Meyers Norris Penny LLP”

Independent Registered Public Accounting Firm
Calgary, Canada
April 29, 2009

Canadian Superior Energy Inc.	2009 FS	Page 4

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Under Creditor Protection Proceedings as of March 5, 2009 to September 15, 2009 – note 1)
As at December 31	2009	2008
(CDN$ thousands)
Assets (note 10)
Current
Cash and short-term investments	3,305	5,994
Restricted cash (notes 1, 20)	22,274	--
Accounts receivable (note 17)	14,164	69,181
Bridge facility receivable (note 17)	--	14,000
Prepaid expenses and deposits	3,270	3,444
	43,013	92,619
Nova Scotia offshore term deposits (note 7)	--	15,167
Long term portion of prepaid expenses and deposits (note 8)	878	727
Property, plant and equipment, net (notes 5, 6, 9)	247,941	311,703
	291,832	420,216

Liabilities
Current
Accounts payable and accrued liabilities	28,236	90,585
Stock unit awards (note 14)	55	--
Revolving credit facility (note 10)	24,067	43,263
	52,358	133,848
Convertible preferred shares (note 11)	15,301	17,194
Asset retirement obligations (note 12)	13,978	16,698
Future income taxes (note 13)	--	10,754
	81,637	178,494
Contingencies and commitments (note 20)

Shareholders' Equity
Share capital (note 14)	280,561	261,845
Equity portion of preferred shares (note 14)	1,969	2,320
Warrants (note 14)	76	3,946
Contributed surplus (note 14)	26,923	19,624
Deficit	(99,334)	(46,013)
	210,195	241,722
	291,832	420,216
See accompanying notes to the audited consolidated financial statements

On behalf of the Board,

(Signed) “Marvin Chronister”	(Signed) “Kerry Brittain”

Marvin Chronister	Kerry Brittain
Director	Director

Canadian Superior Energy Inc.	2009 FS	Page 5

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Under Creditor Protection Proceedings as of March 5, 2009 to September 15, 2009 – note 1)
For the years ending December 31	2009	2008	2007
(CDN$ thousands, except per share amounts)
Revenue and other income
Petroleum and natural gas sales	34,582	75,730	48,492
Transportation	(810)	(771)	(645)
Royalties	(2,678)	(14,404)	(7,914)
	31,094	60,555	39,933
Financial instruments (note 19)
Realized losses	--	(496)	--
Unrealized gain	--	796	--
	31,094	60,855	39,933
Interest and other income	1,714	700	925
Gain on corporate acquisition (note 5)	8,523	--	--
Gain on asset disposition (note 6)	35,636	--	--
	76,967	61,555	40,858

Expenses
Operating	13,546	14,197	9,883
General and administrative	13,507	14,074	13,315
Depletion, depreciation and accretion	33,986	39,755	26,595
Ceiling test impairment (note 9)	57,472	--	--
Interest on preferred shares	1,387	1,390	1,340
Interest on credit facility	2,459	2,248	2,012
Foreign exchange gain	(2,813)	(698)	(653)
Stock based compensation (note 14)	3,057	6,397	4,218
Restructuring costs (note 1)	18,821	--	--
Interest on creditor claims and receiver advances (note 1)	2,772	--	--
Loss on investment (note 17)	258	--	--
Loss on abandonment (note 12)	406	378	42
Goodwill impairment (note 5)	--	10,365	--
Bad debt expense	161	218	--
Capital taxes	--	16	55
	145,019	88,340	56,807
Loss before income taxes	(68,052)	(26,785)	(15,949)
Future income tax recovery (note 13)	(14,731)	(3,027)	(6,013)
Net loss and comprehensive loss	(53,321)	(23,758)	(9,936)
Deficit, beginning of year	(46,013)	(22,255)	(12,319)
Deficit, end of year	(99,334)	(46,013)	(22,255)
Basic and diluted loss per share (note 14)	($0.30)	($0.16)	($0.07)
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2009 FS	Page 6

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Under Creditor Protection Proceedings as of March 5, 2009 to September 15, 2009 – note 1)
For the years ending December 31	2009	2008	2007
(CDN$ thousands)
Cash provided by (used in):
Operating
Net loss	(53,321)	(23,758)	(9,936)
Items not involving cash:
Depletion, depreciation and accretion	33,986	39,755	26,595
Stock based compensation	3,057	6,397	4,218
Share dividends paid on preferred shares	453	946	711
Accretion expense on preferred shares	502	444	442
Unrealized gain on financial instruments	--	(796)	--
Loss on investment	258	--	--
Shares received for interest on bridge facility	(258)	--	--
Forfeiture of Nova Scotia offshore term deposits	--	416	500
Future income tax recovery	(14,731)	(3,027)	(6,013)
Change in the carrying cost of preferred shares	(2,395)	3,179	(2,343)
Loss on abandonment	406	378	42
Goodwill impairment	--	10,365	--
Ceiling test impairment	57,472	--	--
Gain on corporate acquisition	(8,523)	--	--
Gain on asset disposition	(35,636)	--	--
Asset retirement expenditures	(462)	(398)	(361)
	(19,192)	33,901	13,855
Changes in non-cash working capital (note 16)	(6,092)	(1,240)	(4,993)
	(25,284)	32,661	8,862
Financing
Issue of common shares, net of share issue costs	(90)	54,617	26,200
Proceeds from exercise of warrants	75	--	--
Cash dividends paid on preferred shares	--	--	(187)
Revolving credit facility repayments	(43,263)	--	--
Revolving credit facility advances	24,067	25,479	9,874
Changes in non-cash working capital (note 16)	(607)	896	238
	(19,818)	80,992	36,125
Investing
Exploration and development expenditures	(104,597)	(119,819)	(66,282)
Exploration and development divestitures	--	--	41,310
Restricted cash	(22,274)	--	--
Issue of Nova Scotia offshore term deposits	(27)	(608)	(254)
Acquisitions, net of cash and working capital acquired (note 5)	--	(22,565)	--
Cash proceeds from acquisition (note 5)	215	--	--
Proceeds from disposition (note 6)	155,706	--	--
Change in non-cash working capital (note 16)	13,390	21,675	(13,441)
	42,413	(121,317)	(38,667)
Increase (decrease) in cash and short-term investments	(2,689)	(7,664)	6,320
Cash and short-term investments, beginning of year	5,994	13,658	7,338
Cash and short-term investments, end of year	3,305	5,994	13,658
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2009 FS	Page 7

CANADIAN SUPERIOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Under Creditor Protection Proceedings as of March 5, 2009 to September 15, 2009 – note 1)
December 31, 2009
(all tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Creditor protection and Plan of Arrangement

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and a liquefied natural gas regasification (“LNG”) project, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

	a)	CCAA Proceedings

On March 5, 2009 (“Petition Date”), Canadian Superior made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection for 20 days, which was subsequently extended to May 4, 2009, June 4, 2009, July 24, 2009 and finally to September 15, 2009. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA proceedings.

In addition to the Initial Order, on February 11, 2009, Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s participation interest in Block 5(c) Trinidad pursuant to a court order granted by the Court (the “Receivership Proceedings”). The Receiver assumed temporary operatorship of the Block 5(c) Trinidad properties. This Interim Receivership had no effect on the creditors subject to the CCAA Initial Order.

On August 17, 2009, the Company filed with the Court a Plan of Arrangement (the “Plan”). The purpose of the Plan was to affect a compromise and settlement of all affected claims in order to allow the Company to restructure its affairs for the benefit of all stakeholders, with a view to expediting the recovery of amounts owed to obtain payment in full for the affected creditors. The details of the Plan were as follows:

	•	The Company would acquire all the shares of Challenger Energy Corp. (“Challenger”) pursuant to the terms of the Arrangement Agreement, including its 25% interest in Block 5(c) (Note 5);
	•	The Interim Receivership proceedings would be terminated;
	•	BG International Limited (“BG”) would acquire a 45% interest in Block 5(c) from the Company for US$142.5 million (Note 6);
•
BG would withhold two amounts from the purchase price; the first amount was the Receivers claim of US$52.0 million plus costs and the second amount was US$20.0 million to be held in escrow by BG as operator under the Joint Operating Agreement (“JOA”) (Note 6);

	•	The Company would pay to the Monitor an amount sufficient to fund the affected creditors’ pool and disputed claims reserve (Note 2); and
	•	The Company would enter into a new revolving credit facility and security agreement with a Canadian chartered bank for $25.0 million (Note 10).

On July 10, 2009, the Court approved an Arrangement Agreement contemplating a plan wherein the Company would acquire all the issued and outstanding shares of Challenger by the issuance of 0.51 shares of the Company in exchange for each share of Challenger. On September 9, 2009, an Annual and Special meeting of the Company’s shareholders was held at which time the shareholders voted in favour of the Arrangement Agreement. The shareholders of Challenger approved the Arrangement Agreement on August 7, 2009

On September 11, 2009, the creditors approved the Plan under the CCAA. On September 14, 2009, the Plan was sanctioned by the Court. The Plan was implemented following the various transactions that were completed on September 15, 2009 (the “Effective Date”). Accordingly, the Company emerged from CCAA protection.

	(b)	Basis of presentation and going concern issues

The Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) as applied by the Company prior to the CCAA proceedings. These financial statements are prepared using the going concern concept, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Canadian Superior Energy Inc.	2009 FS	Page 8

1.	Creditor protection and Plan of Arrangement (continued)

The implementation of the Plan on September 15, 2009 did not result in a substantial realignment of the equity and non-equity interests in the Company. Therefore the Company was not required, under GAAP, to adopt “fresh start” reporting. Under fresh start accounting, the Company would have had to undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan.

In accordance with GAAP appropriate for a going concern, petroleum and natural gas properties and long lived assets, are carried at cost less accumulated amortization and any impairment losses. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable (Note 9).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

2.	Creditors Process, including Affected Claims and Unaffected Claims

On May 22, 2009, the Court established a claims procedure to determine all claims against the Company. The claims bar date expired on June 23, 2009 and the Company issued Notices of Acceptances or Rejections with respect to each claim submitted in the claims procedure by July 14, 2009.

Subsequently, on July 31, 2009, the Court established a process for dealing with claims that were filed after the June 23, 2009 claims bar date.

Claims refers to liabilities incurred prior to the Petition Date that were dealt with as affected claims against the Company, of any kind arising prior to March 5, 2009 (“Affected Claims”), under the Plan, as well as claims arising on or after March 5, 2009, further to the repudiation, termination of restructuring of any contract, lease, employment agreement or other agreement or plan (Note 1).

As set out in the claims procedure orders, certain claims were excluded from the claims process (“Unaffected Claims”) and did have to be proven as part of the CCAA process. The Plan did not compromise or affect Unaffected Claims which were addressed pursuant to their existing arrangements. Unaffected Claims were as follows:

	•	Claims of affiliates;
	•	Claims of the HSBC Bank Canada and the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”);
	•	Amounts secured by the administration claim, for professional fees and disbursements incurred by the Monitor, legal counsel, to the Monitor and the Company’s legal counsel;
	•	The Receiver’s claim;
	•	Claims of financial advisors;
	•	Amounts properly owing by the Company after March 5, 2009;
	•	All claims arising or accruing to BG in respect of the BG Purchase and Sale Agreement (“PSA”), an agreement dated June 30, 2009 between the Company and BG;
	•	Claims of the Crown;
	•	All claims of employees who continue to be employed including vacation pay;
	•	Payment of royalties owing pursuant to the terms of any Crown or freehold royalty agreement, for oil and/or gas properties;
	•	Proven claims of BG and all claims of BG under the BG Compromise Agreement, an agreement dated July 30, 2009 between the Company and BG;
	•	Claims of secured creditors;
	•	Claims relating to municipal real property taxes and public utilities; and
	•	All claims of BG under the JOA.

Canadian Superior Energy Inc.	2009 FS	Page 9

2.	Creditors Process, including Affected Claims and Unaffected Claims (continued)

The total claims accepted (Affected and Unaffected) and paid by the Company after the plan implementation date were as follows:

	Number of claims	(CDN$ thousands)
Unsecured	547	34,586
Secured	50	45,095
Interest	--	837
Total	597	80,518

The cash distributions included payment in full of the accepted or otherwise determined amount of the claim and simple interest at a rate of 5.0% per annum, where required, calculated from the date of March 5, 2009 to September 15, 2009.

In addition, the Monitor maintains a disputed claim balance relating to one outstanding claim. This claim is still in negotiation between the Company and the claimant as at December 31, 2009. The Company is confident the amount owing will not be in excess of the amount held in trust by the Monitor.

3.	Summary of accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with GAAP. The impact of material differences between Canadian and U.S. GAAP on the consolidated financial statements are disclosed in Note 21.

	(a)	Principles of consolidation

The consolidated financial statements include the accounts of Canadian Superior and its wholly owned subsidiary companies. All intercompany accounts and transactions have been eliminated.

	(b)	Cash and short-term investments

Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date, at date of issue, of less than ninety days.

	(c)	Measurement uncertainty

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, actual results may differ from these estimates and the difference could be material.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and the future costs required to develop those reserves.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property, plant and equipment balance.

Canadian Superior Energy Inc.	2009 FS	Page 10

3.	Summary of accounting policies (continued)

	(d)	Property, plant and equipment

		(i)	Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Canada, Trinidad and Tobago, Libya and Tunisia. The Company is also engaged in an LNG project in the United States. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities. All costs incurred in relation to the Company’s international projects are considered to be in the preproduction stage and have been capitalized.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

		(ii)	Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production.  Unit rates are computed for unamortized exploration drilling and development costs using proved developed reserves before royalties and for unamortized leasehold costs using all proved reserves.  Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 100%.

		(iii)	Ceiling test

The Company performs a quarterly two-stage ceiling test. Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future net cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs. If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated net present value of future net cash flows from proved plus probable reserves. Any impairment is included in the statement of operations for the respective year.

	(e)	Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (Note 17). The accounts reflect only the Company’s proportionate interest in such activities.

Canadian Superior Energy Inc.	2009 FS	Page 11

3.	Summary of accounting policies (continued)

	(f)	Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

	(g)	Revenue recognition

Revenue from the sale of natural gas, oil and natural gas liquids is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

	(h)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

	(i)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period. The “if converted” method is used for calculating diluted earnings per share for the convertible preferred shares.

	(j)	Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in determination of net income or loss for the current period.

	(k)	Stock based compensation

Under the Company’s stock option plan described in Note 14, options to purchase common shares are granted to directors, officers and employees at current market prices or higher on the date of grant.  Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model.  The expense is recognized on a straight-line basis over the vesting period of the option. The Company incorporates an estimated forfeiture rate in the option pricing model for stock options that will not vest. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

Canadian Superior Energy Inc.	2009 FS	Page 12

3.	Summary of accounting policies (continued)

Stock unit awards are granted to directors under the terms of the stock unit award agreement described in Note 14. A stock unit award is the right to receive a cash amount equal to the fair market value of one common share of the Company. These stock unit awards are only payable in cash. Obligations are accrued based on the vesting period of the stock unit awards using the market value of the Company’s common shares. The obligations are revalued each reporting period based on the change in the market value of the Company’s common shares and the number of vested options outstanding. The Company reduces the liability when the options are surrendered for cash.

	(l)	Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to net income or loss in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(m)	Convertible preferred shares

The Company’s convertible debt instruments are segregated into their debt and equity components at the date of issue, based on the relative fair market values of these components in accordance with the substance of the contractual agreements.  The debt component of the instruments is classified as a liability, and recorded at the present value of the Company’s obligation to make future interest payments in cash or in a variable number of shares, and settle the redemption value of the instrument in cash or at a fixed amount of forty common shares per one preferred share.  The carrying value of the debt component is accreted to the original face value of the instruments, over their deemed life, using the effective interest method.  The conversion option, which makes up the equity component of the instruments, is recorded using the residual value approach.

	(n)	Financial instruments

Financial assets and liabilities held for trading are measured at fair value with changes in those fair values recognized in the statement of operations.  Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets held to maturity, loans and other receivables and other financial liabilities are measured at amortized cost using the effective interest method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to the statement of operations.

4.	Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations. This section establishes principles and requirements of the acquisition method for business combinations and related disclosures. The acquisition of Challenger was accounted for in accordance with CICA section 1582 (Note 5).

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Adoption of the statement did not have a material impact on the Company’s statement of operations.

Effective December 31, 2009, the Company adopted the amendments to Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments.

Canadian Superior Energy Inc.	2009 FS	Page 13

4.	Adoption of new accounting policies (continued)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities (“PAE’s”). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements. At this time the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

5.	Business combinations

	a)	Challenger

On September 15, 2009, the Company completed the acquisition of Challenger for consideration of approximately 27.7 million common shares of Canadian Superior. The acquisition of Challenger allowed the Company to sell a 45% interest in Block 5(c) to BG for sufficient proceeds to satisfy its creditor claims, thereby allowing the Company to emerge successfully from CCAA. It also ensured the Company retained a 25% interest in Block 5(c). The Company acquired control of Challenger through the execution of a court and shareholder approved plan of arrangement.  The Company recorded a gain on corporate acquisition due to the fair value of the net identifiable assets and liabilities assumed by the Company exceeding the total consideration paid.  The purchase price for this transaction has been allocated as follows:

Consideration
Common shares (27,728,346)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

b)	Seeker Petroleum Ltd.

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	2009 FS	Page 14

5.	Business combinations (continued)

Net assets received at fair value
Cash	1,716
Working capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

The Company reviewed the valuation of goodwill at December 31, 2008 and determined that the fair value of the reporting entity had declined. Based on this review, an impairment of goodwill of $10.4 million has been recorded as a non-cash charge to the statement of operations at December 31, 2008.

6.	Dispositions

	a)	Trinidad Block 5(c)

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 1, 2009 between the Company and Centrica Resources Limited.  On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5 million. The sale was executed as part of the Company’s CCAA Plan of Arrangement (Note 1).

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
Net assets	(111,008)
Gain on disposition	35,636

	b)	Western Canada gross overriding royalty and seismic data

On February 18, 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility with its former bank during CCAA.

7.	Nova Scotia offshore term deposits

Under the terms of the Nova Scotia offshore licenses related to EL 2406, EL 2415 and EL 2409, the Company had assigned term deposits totaling $15.2 million. To the extent that expenditures were not incurred within the time period allowed, the Company would forfeit its proportionate share of any remaining deposits related to the unexpended work commitment.

On December 31, 2009, the Company relinquished licenses EL2406 and EL2415 and forfeited its proportionate share of all remaining deposits relating to the unexpended work commitment totaling $14.9 million. The forfeited deposits of $14.9 million have been reclassified to property, plant and equipment in accordance with the Company’s accounting policy for exploration and development expenditures.

Canadian Superior Energy Inc.	2009 FS	Page 15

7.	Nova Scotia offshore term deposits (continued)

In addition, the Company reduced its acreage holding in license EL 2409 to 27,790 acres and extended the license to December 31, 2010. The remaining work deposits for EL 2409 total $0.3 million.  Due to the current nature of the remaining work deposit, along with the existing industry environment and market conditions, the Company has determined that the remaining work deposit for EL 2409 is impaired. Accordingly, the $0.3 million deposit has been reclassified to property, plant and equipment in accordance with the Company’s accounting policy for exploration and development expenditures.

December 31, 2009			December 31, 2008
	Work Deposit ($)	Remaining Commitment ($)	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	--	--	11,396,943	40,962,046	December 31, 2009
EL 2415	--	--	3,464,250	12,857,000	December 31, 2009
EL 2409	-	--	305,505	1,250,000	December 31, 2010
Total	-	--	15,166,698	55,069,046

8.	Long term portion of prepaid expenses and deposits

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being amortized on a straight line basis over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at December 31, 2009 there are 15 months left on the lease with 3 months classified as a long term asset.

In November 2009, the Company purchased run-off insurance for its former officers and directors. The payment is being allocated over the life of the policy with any amounts more than a year in advance being classified as a long term asset. As at December 31, 2009, there are 71 months remaining on the policy with 59 months classified as a long term asset.

9.	Property, plant and equipment, net

	December 31, 2009			December 31, 2008
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	399,954	(245,884)	154,070	371,710	(155,905)	215,805
Trinidad	69,998	--	69,998	80,643	--	80,643
United States	19,739	--	19,739	12,308	--	12,308
Libya/Tunisia	3,558	--	3,558	2,471	--	2,471
	493,249	(245,884)	247,365	467,132	(155,905)	311,227
Corporate assets	1,570	(994)	576	1,225	(749)	476
Total PP&E	494,819	(246,878)	247,941	468,357	(156,654)	311,703

The calculation of depletion and depreciation included an estimated $13.2 million (December 31, 2008 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $123.0 million (December 31, 2008 - $123.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.0 million (December 31, 2008 - $22.7 million) relates to Western Canada, $20.7 million (December 31, 2008 - $5.5 million) to East Coast Canada, $70.0 million (December 31, 2008 - $80.6 million) to Trinidad and Tobago, $19.7 million (December 31, 2008 – $12.3 million) to an LNG project in the United States and $3.6 million (December 31, 2008 – $2.5 million) for offshore Libya/Tunisia.

During the year ended December 31, 2009, the Company capitalized $10.9 million of general and administrative expenses (2008 - $16.9 million) related to exploration and development activities.

Canadian Superior Energy Inc.	2009 FS	Page 16

9.	Property, plant and equipment, net (continued)

At December 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. The application of this test required an impairment adjustment of $57.5 million (December 31, 2008 – nil) to the carrying value of the Company’s Canadian petroleum and natural gas properties. The prices used in the ceiling test evaluation of the Company’s oil and gas assets are summarized in the following chart:

	Crude Oil		Natural Gas
	West Texas Intermediate (US$/bbl)	Edmonton Par Price (Cdn$/bbl)	AECO Gas Price (Cdn$/mmbtu)
2010	80.00	83.26	5.96
2011	83.00	86.42	6.79
2012	86.00	89.58	6.89
2013	89.00	92.74	6.95
2014	92.00	95.90	7.05
2015-2019 (1)	97.67	101.87	7.95
Thereafter (2)	2.0%	2.0%	2.0%
(1) Prices shown are the average over the period (2) Percentage change of 2.0% represents the change in the future prices each year after 2019 to the end of the reserve life.

10.	Revolving credit facility

On September 15, 2009, the Company paid all amounts outstanding including accrued interest owed on its credit facility with its former bank and obtained a new $25.0 million demand revolving credit facility (the “Credit Facility”) with a new Canadian chartered bank. The Credit Facility is secured by a $100 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. The Credit Facility has covenants, as defined in the Company’s credit agreement, that require the Company to maintain its working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from the Credit Facility nor domestic cash flow while the Credit Facility is outstanding. On October 28, 2009, the Company’s new lender increased the Credit Facility from $25.0 million to $40.0 million. The Credit Facility is subject for the next scheduled review in April 2010.

As at December 31, 2009, the Company had drawn $24.1 million (December 31, 2008 - nil) against the $40.0 million (December 31, 2008 - nil) Credit Facility at a variable interest rate of prime plus 0.75% (December 31, 2008 – nil). At December 31, 2008, the Company had drawn $43.3 million on a $45 million credit facility with its former bank. All amounts outstanding were repaid to the Company’s former bank on exiting from CCAA (Note 1).

During the year ended December 31, 2009, the Company was charged interest of $2.3 million on its former credit facility at a variable rate of prime plus 2.0% in January 2009, prime plus 3.0% in February 2009, prime plus 5.0% in March 2009, prime plus 6.0% in April 2009, prime plus 7.0% in May 2009, prime plus 8.0% in June 2009, prime plus 9.0% in July 2009, prime plus 10% in August 2009 and prime plus 11% in September 2009 (December 31, 2008 – prime plus 1.0%). On January 30, 2009, the Company’s former bank began charging a monthly fee of $0.1 million to the Company which was charged until all outstanding amounts were repaid on September 15, 2009. During the fourth quarter of 2009, the Company was charged interest of $0.1 million on its current credit facility at a variable rate of prime plus 0.75%.

Canadian Superior Energy Inc.	2009 FS	Page 17

11.	Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of units consisting of 5.0% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants (the “Warrants”). Each Preferred Share would be convertible into forty common shares of Canadian Superior (6,000,000 common shares in aggregate) at a price of US$2.50 per common share. Canadian Superior can also elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company issued 15,000 units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Warrants. The Warrants comprising part of the units were exercisable for a period of thirty six months from the date of issue at an exercise price of US$3.00 per common share. On February 1, 2009, the 1,200,000 unexercised Warrants expired. During the year ended December 31, 2009, the Company issued 531,436 common shares (December 31, 2008 – 389,640) to satisfy its quarterly dividend requirements.

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	3,179	--
Accreted non-cash interest	--	444	--
Balance, December 31, 2008	17,053	17,194	2,320
Foreign exchange	--	(2,395)	--
Accreted non-cash interest	--	502	--
Expired warrants	--	--	(351)
Balance, December 31, 2009	17,053	15,301	1,969

On February 3, 2010 the Company restructured the terms of the Preferred Shares. Pursuant to the terms of the restructuring, the Preferred Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011 and the conversion price was reduced from USD $2.50 to USD $0.60. In addition, the Company granted 2,500,000 common share purchase warrants exercisable at a price of USD $0.65 for each common share and expiring December 31, 2011. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$0.60 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered.

12.	Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	December 31 2009	December 31 2008
Balance, beginning of year	16,698	11,325
Liabilities settled	(56)	(401)
Liabilities assumed upon acquisition	3,068	1,243
Liabilities settled upon disposition	(5,522)	--
Liabilities incurred	153	3,242
Accretion expense	1,263	1,289
Revisions in estimated cash flows	(1,626)	--
Balance, end of year	13,978	16,698

Canadian Superior Energy Inc.	2009 FS	Page 18

12.	Asset retirement obligations (continued)

The following significant assumptions were used to estimate the asset retirement obligation:

	December 31 2009	December 31 2008
Undiscounted cash flows	27,194	29,300
Credit adjusted discount rate (%)	7.82	7.75
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	6.73	7.65

13.	Future income taxes

The Company's computation of future income tax recovery is as follows:

For the years ended December 31	2009	2008	2007
Loss before income taxes	(68,052)	(26,785)	(15,949)
Combined federal and provincial income tax rate (%)	29.0	29.5	32.1
Computed income tax recovery	(19,735)	(7,902)	(5,120)
Increase (decrease) resulting from:
Non deductible items	(3,085)	--	--
Tax effect of acquisitions	(15,936)	--	--
Valuation allowance	19,224	--	--
Impairment of goodwill	--	3,058	--
Stock based compensation	887	1,888	1,354
Tax adjustment – rate change	1,566	332	(340)
Tax pool amendments	2,357	(403)	(1,907)
Other	(9)	--	--
	(14,731)	(3,027)	(6,013)

The future tax liability is comprised of:

	December 31 2009	December 31 2008
Non-capital loss carryforwards	17,930	2,848
Asset retirement obligations	3,495	4,592
Share issue costs	1,790	1,478
Net book value of assets in excess of tax basis	(3,991)	(20,414)
Valuation allowance	(19,224)	--
Other	--	742
	--	(10,754)

As at December 31, 2009, the Company had approximately $236.9 million in tax pools (December 31, 2008 - $256.3 million) and $71.7 million in non-capital losses (December 31, 2008 - $10.6 million) available for deduction against future taxable income.

Non-capital losses expire as follows:

2010 – 2020	--
2021 – 2025	65
2026 – 2029	71,657
71,722

Canadian Superior Energy Inc.	2009 FS	Page 19

14.	Share capital

	(a)	Authorized
Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

	(b)	Common shares and warrants issued

	December 31, 2009		December 31, 2008
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of year	168,645	261,845	140,312	186,557
Issued upon private placement	--	--	8,750	33,189
Issued upon acquisitions	27,728	22,183	7,652	28,465
Issued upon the exercise of stock options	--	--	1,218	2,758
Issued upon the exercise of warrants	153	146	--	--
Issued for preferred share dividend	531	453	390	946
Issued for cash on flow-through shares	--	--	10,323	16,000
Issue costs, net of future tax reduction	--	(66)	--	(928)
Tax benefits renounced on flow-through shares	--	(4,000)	--	(6,229)
Stock based compensation for exercised options	--	--	--	1,087
Share capital, end of year	197,057	280,561	168,645	261,845

Warrants, beginning of year	4,375	3,946	--	--
Issued upon private placement	--	--	4,375	3,946
Assumed upon acquisition of Challenger	9,925	147	--	--
Exercised in exchange for common shares	(300)	(71)	--	--
Expired	(9,875)	(3,946)	--	--
Warrants, end of year	4,125	76	4,375	3,946

On March 26, 2008, the Company issued 7,651,866 common shares as consideration for the acquisition of Seeker Petroleum Ltd.

On September 3, 2008, the Company completed a private placement of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of US$4.00 per unit for total gross proceeds of US$35.0 million. Each warrant entitles the holder to purchase a common share for a period of one year at a price of US$4.75 per common share. The fair value of the 4,375,000 warrants is US$3.7 million or approximately US$0.85 per warrant. On September 3, 2009, all warrants issued as part of the private placement expired.

On December 5, 2008, the Company completed a private placement of 10,323,581 flow-through common shares at $1.55 per share for gross proceeds of $16.0 million.

On September 15, 2009, the Company issued 27,728,346 common shares to acquire Challenger. As part of the transaction, the Company assumed 9,925,000 purchase warrants which are exercisable at a proportionally adjusted exercise price for that portion of a common share of Canadian Superior. The warrants have an exercise price ranging from $0.05 to $4.40 per purchase warrant. On October 2, 2009, 5,500,000 purchase warrants expired.

On November 2, 2009, the Company issued 153,000 common shares of Canadian Superior pursuant to the exercise of 300,000 purchase warrants of Challenger at an exercise price of $0.25 per purchase warrant for total proceeds of $75,000.

On January 19, 2010, the Company completed a private placement of 114,424,238 common shares at $0.52 per share for gross proceeds of $59.5 million.

Canadian Superior Energy Inc.	2009 FS	Page 20

14.	Share capital (continued)

	(c)	Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	December 31, 2009		December 31,2008		December 31,2007
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of year	16,456	2.38	15,489	2.27	12,965	2.05
Cancelled	(6,687)	2.27	(275)	3.26	--	--
Forfeited	(4,458)	2.21	(215)	3.24	(875)	2.45
Exercised	--	--	(1,218)	2.26	(1,864)	1.89
Granted	4,578	0.66	2,675	3.25	5,263	2.70
Balance, end of year	9,889	1.82	16,456	2.38	15,489	2.27

The following table summarizes stock options outstanding under the plan at December 31, 2009:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.60-1.00	4,433	9.86	0.64	--	--
1.01-1.50	190	2.65	1.44	190	1.44
1.51-2.00	486	4.81	1.78	486	1.78
2.01-3.00	2,280	7.03	2.47	2,255	2.47
3.01-3.80	2,500	8.13	3.34	1,208	3.32
0.60-3.80	9,889	8.39	1.82	4,139	2.59

The following table summarizes stock options outstanding under the plan at December 31, 2008:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.57	0.81	97	0.81
1.01-1.50	865	3.73	1.24	865	1.24
1.51-2.00	2,586	5.79	1.77	2,586	1.77
2.01-3.00	10,513	7.34	2.46	9,240	2.42
3.01-3.80	2,395	8.90	3.21	944	3.10
0.80-3.80	16,456	7.10	2.38	13,732	2.26

(d)	Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

Canadian Superior Energy Inc.	2009 FS	Page 21

14.	Share capital (continued)

The following table reconciles the Company’s contributed surplus:

	December 31, 2009	December 31, 2008
Balance, beginning of year	19,624	14,314
Issuance of stock options	3,002	6,397
Exercise of stock options	--	(1,087)
Expiry of warrants	4,297	--
Balance, end of year	26,923	19,624

The fair value of options granted during the year was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

For the years ending December 31	2009	2008	2007
Risk free interest rate (%)	2.7	4.1	4.1
Expected life (years)	5.0	5.0	10.0
Expected dividend yield (%)	--	--	--
Expected volatility (%)	78.1	65.9	41.7
Weighted average fair value of options granted ($)	0.41	1.58	1.57

(e)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 183,148 shares on the open market under the ESSP during the year ended December 31, 2009 (2008 – 173,882).

(f)	Stock unit awards

On October 16, 2009, the Board of Directors approved a plan to make a substantial portion of the compensation of the directors in the form of long term equity based grants. Under the plan, the Board granted 1,338,000 units to existing directors under the terms of the stock unit award agreements. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest at the earlier of December 31, 2012 or the date the Company incurs a change of control. The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.  At December 31, 2009, the Company recorded a liability of $0.1 million to recognize the fair value of the vested stock units.

On January 18, 2010, the Company issued 206,000 stock unit awards to a newly appointed member of the Board of Directors.

(g)	Basic and diluted loss per share

For the years ending December 31	2009	2008	2007
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	176,903	150,688	133,719
Basic and diluted loss per share	($0.30)	($0.16)	($0.07)

Canadian Superior Energy Inc.	2009 FS	Page 22

14. Share capital (continued)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

For the years ending December 31	2009	2008	2007
(thousands)
Stock options	9,889	16,456	15,586
Convertible preferred shares	6,000	6,000	6,000
Warrants	4,125	4,375	--

(h)	Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
December 31, 2008	2,320
Expired warrants	(351)
December 31, 2009	1,969

15.	Capital disclosures

The Company manages its capital to ensure that it has the financial capacity, liquidity and flexibility to fund investment in exploration and development of the Company’s onshore and offshore properties. The Company relies on cash flow from operations and credit facility availability to fund its Western Canada operations and equity offerings to fund its international capital investments.  The Company’s capital objectives are to maintain sufficient undrawn credit capacity to provide liquidity and to ensure that the Company is in compliance with the applicable covenants to ensure availability of credit utilization.  The Company has the ability to change its capital structure by negotiating additional debt or equity and through adjustments to its capital programs.

16.	Supplemental cash flow information

	a)	Changes in non-cash working capital

For the years ending December 31	2009	2008	2007

Accounts receivable	55,017	(32,733)	(19,334)
Bridge facility receivable	14,000	(14,000)	--
Prepaid expenses and deposits	174	(873)	(1,786)
Long term portion of prepaid expenses and deposits	(151)	582	(1,309)
Accounts payable and accrued liabilities	(62,349)	68,355	4,233
Change in non-cash working capital	6,691	21,331	(18,196)

The change in non-cash working capital has been allocated to the following activities:

	2009	2008	2007

Operating	(6,092)	(1,240)	(4,993)
Financing	(607)	896	238
Investing	13,390	21,675	(13,441)
	6,691	21,331	(18,196)

Canadian Superior Energy Inc.	2009 FS	Page 23

16.	Supplemental cash flow information

	b)	Other cash flow information

	2009	2008	2007

Interest paid	2,459	2,248	2,482
Interest paid on creditor claims and receiver advances	2,772	--	--

17.	Related party transactions

On September 15, 2009, the Company acquired all the issued and outstanding common shares of Challenger for consideration of approximately 27.7 million shares of Canadian Superior. Challenger is a company which Canadian Superior’s former Executive Chairman and director was a shareholder and a director until October 2008. At the time of the transaction, Challenger was no longer considered a related party. Prior to the acquisition, Canadian Superior carried a receivable in the amount of $37.8 million (December 31, 2008 – $35.4 million), a $14.0 million bridge facility receivable and accrued interest receivable of $0.9 million from Challenger. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad under normal industry terms and conditions.

On February 27, 2009, Challenger obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was obtained after the Challenger Board of Directors determined the company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with Challenger to enable Challenger to close on a $30 million equity financing. During the fourth quarter of 2008, $14.0 million had been drawn and was used to satisfy Challenger’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad. The interest payable to Canadian Superior was based on an interest rate of 10% per annum on any outstanding balance. Challenger may pay interest incurred in common shares. During the year ended December 31, 2009, Challenger issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. Upon any drawdown of any amounts of the bridge facility, Challenger was obligated to issue a predetermined amount of non-transferable warrants to Canadian Superior. Challenger issued 500,000 non-transferable share purchase warrants to Canadian Superior which expired unexercised October 2, 2009. In addition, Challenger paid a standby fee of $0.1 million to Canadian Superior in 2008.  Challenger was in default on repayment of the bridge facility.

During the year ended December 31 2009, the Company paid $0.1 million (2008 - $2.3 million), on industry terms, for equipment rentals to a company controlled by the former Executive Chairman and director of Canadian Superior.  Also during 2009, the Company invoiced $0.1 million (2008 - $1.1 million), to this related party company for payroll services. Subsequent to March 31, 2009, the Company no longer provides payroll services to this company.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey. The project was to be conducted by a 50/50 joint venture between Canadian Superior and Global LNG Inc. (“Global”), a company controlled by the former Executive Chairman and director of Canadian Superior. Under the terms of the joint venture agreement Canadian Superior agreed to advance the first US$10.0 million of the pre-construction costs for the project. On August 13, 2009, the Company executed an agreement wherein the Company now owns 100% of the project and is responsible for 100% of the ongoing costs.  During the year ended December 31, 2009, Canadian Superior incurred under normal industry terms and conditions $7.4 million (2008 – $12.3 million) of costs related to this project.

Canadian Superior Energy Inc.	2009 FS	Page 24

18.	Financial instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments, restricted cash and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss.

Accounts receivable and the bridge facility receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss.

19.	Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

	a)	Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks.  As at December 31, 2009, the maximum credit risk exposure is the carrying amount of cash and short term investments of $3.3 million (December 31, 2008 – $6.0 million), restricted cash of $22.3 million (December 31, 2008 – nil) and accounts receivable and accruals of $14.2 million (December 31, 2008 – $83.2 million). As at December 31, 2009, the Company’s receivables consisted of nil (December 31, 2008 - $51.8 million) of Block 5(c) joint interest receivables, $6.7 million  (December 31, 2008 - $7.4 million) of Western Canada joint interest billings, $2.5 million (December 31, 2008 - $18.3 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $5.0 million (December 31, 2008 - $5.6 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.4 million (December 31, 2008 - $0.3 million).

	b)	Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At December 31, 2009, the Company has US$0.6 million in cash and short-term investments (December 31, 2008 – US$3.6 million), US$20.9 million in restricted cash (December 31, 2008 – nil) nil (December 31, 2008 – US$31.1 million) of Block 5(c) joint interest receivables, US$2.4 million (December 31, 2008 – US$15.0 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$1.0 million (December 31, 2008 – US$42.1 million) of Block 5(c) payables, US$0.5 million (December 31, 2008 – US$2.0 million) of LNG project payables and US$14.6 million (December 31, 2008 – US$14.1 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

	c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2009.

Canadian Superior Energy Inc.	2009 FS	Page 25

19.	Risk management (continued)

	d)	Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, geopolitical events, import and export balances, government regulations, weather, commodity speculators and fluctuations in the availability and price of other replacement energy sources. A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The following commodity price risk contract was in place during the year ended December 31, 2008:

Term	Contract	Volume (GJs/d)	Fixed price	2008 Realized losses
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	($496)

The following natural gas price risk contract was effective January 1, 2010.

Term	Contract	Volume (GJs/d)	Fixed price
Jan 1, 2010 – December 31, 2010	Swap	5,500	$5.50

	e)	Liquidity risk

The Company generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes. A significant decrease in commodity prices could materially impact the Company's future cash flow from operations and liquidity. In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available for Western Canadian investment, and in some instances, require a portion of the credit facility to be repaid. Canadian Superior has entered into risk management contracts to mitigate its commodity price.   Management continues to review various other risk mitigating options. The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions. Canadian Superior’s 2010 exploration and development program for Western Canada will be financed through a combination of cash flow from operations and credit facility utilization. International operations will be funded to a certain extent of cash flow from operations and through additional equity financings, potential farm outs or joint ventures.

20.	Contingencies and commitments

	a)	Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the “Intrepid” Block 5(c) project operated by BG. At December 31, 2009, BG held in escrow for Canadian Superior US$20 million whereby the Company must maintain the lessor of US$20 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

Canadian Superior Energy Inc.	2009 FS	Page 26

20.	Contingencies and commitments (continued)

	b)	MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with Petrotrin. The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well. The estimated cost of the 3D seismic program is approximately US$30.0 million. The Company has agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program. The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company has met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. While the Company believes that its request remains under consideration, it is possible that the request will be denied and the Company may be required to pay some portion of the performance security amount in order to relinquish the MG Block.

	c)	Libya/Tunisia

On August 27, 2008, Canadian Superior entered into the 7th of November Block Exploration and  Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 300 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15 million per exploration well and up to US$4 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49 million to secure its minimum work program obligations. Under the EPSA, the Company has also agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation is secured by a fully insured bank guarantee for US$15 million to Joint Oil payable if a rig is not moved on location by August 26, 2010. This guarantee will be reduced upon the Company meeting specified milestones with respect to the appraisal well.

In July 2008, the Company entered into a Participation Agreement to use reasonable efforts to transfer a 50% interest to a third party upon execution of the EPSA. The interest is to be held in trust until the third party is recognized as a party to the EPSA. The third party is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees.

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million.

	d)	Litigation and claims

In December 2009, a class action lawsuit commenced in the United States District Court of the Southern District of New York against certain former executive officers and a current executive officer of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. The Company has not been named as a defendant in the case. The class action lawsuit purports to be brought on behalf of purchasers of common shares from January 14, 2008 to February 17, 2009. The defendants may seek indemnification from the Company for the expenses and costs of the lawsuit and in respect of any damages that my be awarded to the plaintiffs.  In such event, the company will assess the indemnification obligations, if any, in respect of the amounts claimed. The Company carries director and officer liability insurance which may limit the indemnification obligations, if any, of the Company.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Canadian Superior Energy Inc.	2009 FS	Page 27

20.	Contingencies and commitments (continued)

	e)	Lease obligations

At December 31, 2009, the Company is committed to future payments for office leases and equipment. Payments required under these commitments for each of the next five years are as follows:

	2010	2011	2012	2013	Thereafter	Total
Office rent	2,585	2,042	1,477	174	--	6,278
Equipment	11	8	--	--	--	19
	2,596	2,050	1,477	174	--	6,297

21.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

For the years ending December 31	2009	2008	2007
($ thousands, except per share amounts)

Net loss in accordance with Canadian GAAP, as reported	(53,321)	(23,758)	(9,936)
Flow through shares
Income taxes	(1,626)	(2,086)	(2,685)
Change in fair value of warrants	121	3,826	--
Related party property acquisitions
Depletion, amortization and accretion expense	266	325	304
Income taxes	(77)	(96)	(93)
Ceiling test
Write down of petroleum and natural gas properties	(23,927)	(76,913)	(5,709)
Income taxes	6,939	22,689	1,741
Depletion, depreciation and accretion expense	20,732	7,956	3,975
Income taxes	(6,012)	(2,347)	(1,212)
Change in valuation allowance on deferred income taxes	(11,604)	(18,345)	(2,542)
Convertible preferred share treatment	(1,440)	4,569	(1,186)
Net loss in accordance with U.S. GAAP	(69,949)	(84,180)	(17,343)
Convertible preferred share treatment	(669)	(1,149)	(915)
Net loss attributable to common shareholders in accordance with U.S. GAAP	(70,618)	(85,329)	(18,258)
Net loss per share in accordance with U.S. GAAP
Basic and diluted	(0.40)	(0.57)	(0.13)
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2009 FS	Page 28

21.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

The application of U.S. GAAP results in differences to the following balance sheet items:

	December 31, 2009		December 31, 2008
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	247,941	144,950	311,703	211,641
Accounts payable and accrued liabilities	28,236	28,291	90,585	92,959
Convertible preferred shares liability	15,301	--	17,194	--
Warrants	--	--	--	120
Future income tax liability	--	--	10,754	--
Share capital	280,561	324,060	261,845	305,565
Share capital – preferred shares	--	9,433	--	16,514
Shareholders equity – warrants	76	--	3,946	--
Contributed surplus	26,923	21,443	19,624	14,144
Equity portion of preferred shares	1,969	--	2,320	--
Deficit, opening	(46,013)	(161,812)	(22,255)	(83,780)
Deficit, closing	(99,334)	(232,430)	(46,013)	(169,109)

(a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)	Related party property acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)	Ceiling test

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs (in 2008 constant pricing was used), plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties. The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

At December 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required an impairment adjustment of $57.5 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.

During the twelve months ended December 31, 2009, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $81.4 million pre-tax adjustment ($57.8 million after tax) to the carrying value of the Company’s petroleum and natural gas properties.

Canadian Superior Energy Inc.	2009 FS	Page 29

21.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

At December 31, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

During the twelve months ended December 31, 2008, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $76.9 million pre-tax reduction ($54.2 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2007, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2007, under U.S. GAAP the Company applied a full cost ceiling test which resulted in a $5.7 million pre-tax reduction ($4.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

	(d)	Valuation allowance on deferred income tax assets

This adjustment reflects the accounting of an additional valuation allowance on the deferred income tax assets for U.S. GAAP purposes arising from the differences in the accounting values due to the write downs of petroleum and natural gas properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

	(e)	Preferred shares

Prior to December 31, 2008, the Company had reviewed the convertible preferred shares and their treatment under ASC Topic 480 (formerly SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) and ASC Topic 815 (formerly SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”). While the shares are redeemable they are not mandatorily redeemable as defined by ASC Topic 480 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with ASC Topic 815 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under ASC Topic 815. The convertible preferred shares would be considered “conventional”; accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

On January 1, 2009, Company adopted the provisions of ASC Topic 815-40 (formerly EITF 07-5 “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock") as of January 1, 2009.  As a result of the adoption, the convertible preferred shares no longer were considered “conventional” as they are denominated in U.S. dollars. The Company was required to determine the fair value of the conversion option (including the impact of the foreign exchange) as at the date of issue. The fair value of the conversion option is recorded as an embedded derivative liability that is adjusted to fair value at each reporting date for U.S. GAAP purposes.  The fair value of the conversion option as at February 1, 2006, January 1, 2009 and December 31, 2009 was $7.2 million, $nil and $nil respectively.  This results in an adjustment to opening deficit as at January 1, 2009 of $7.2 million with a corresponding decrease to the carrying amount of the preferred shares in equity.  There is no impact on the statement of operations during 2009 as a result of this change in accounting policy.

	(f)	Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

Canadian Superior Energy Inc.	2009 FS	Page 30

21.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

Recent Developments in U.S. Accounting

In June 2009, the FASB issued guidance now codified as ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for our current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Company’s financial position or results of operations, but did impact our financial reporting process by eliminating all references to pre-codification standards. On the effective date of this Statement, the Codification superseded all then existing non-SEC accounting and reporting standards and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. As a result of the Company’s implementation of this codification during 2009, previous references to new accounting standards and literature are no longer applicable. In these annual financial statements, the Company has provided reference to both new and old guidance to assist in understanding the impacts of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the ASC.

Also in June 2009, the FASB issued guidance for “Amendments to FAS 46R” in ASC Topic 810 (formerly SFAS No. 167) of the Codification, which improves financial reporting by enterprises involved with variable interest entities. The amendments replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and: (1) the obligation to absorb losses of the entity; or, (2) the right to receive benefits from the entity. The amendments are effective as of the beginning of the first annual reporting period that begins after November 15, 2009, and shall be applied prospectively. The Company is currently reviewing the potential impact, if any, this guidance will have on the consolidated financial statements upon adoption.

Also in June 2009, the FASB issued guidance for “Accounting for Transfers of Financial Assets, an Amendment to FAS 140” in ASC Topic 860 (formerly SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125, as amended by SFAS No. 166, Accounting for Transfers of Financial Assets – An Amendment of FASB Statement No. 140) of the Codification, which is effective for fiscal years beginning after November 15, 2009, which amends prior principles to require more disclosure about transfers of financial assets and the continuing exposure, retained by the transferor, to the risks related to transferred financial assets, including securitization transactions. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. The Company is currently reviewing the potential impact, if any, this guidance will have on the Company’s consolidated financial statements upon adoption.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009 – 05 – Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value (“ASU 09-05”), which became effective the first reporting period (including interim periods) beginning after issuance. ASU 09-05 requires entities to measure the fair value of liabilities using one or more of several prescribed valuation techniques within the ASU when quoted prices in an active market for the identical liability are not available. The ASU also clarifies that: entities are not required to include separate inputs or adjustments to other inputs relating to the existence of restrictions that prevent the transfer of liabilities when estimating their fair value; and quoted prices in active markets for identical liabilities at the measurement date and the quoted prices for identical liabilities traded as assets in active markets when adjustments to the quoted prices of assets are required are Level 1 fair value measurements. The adoption of this standard did not have a material impact on the Company’s financial statements.

Canadian Superior Energy Inc.	2009 FS	Page 31

21.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

In May 2009, the FASB issued guidance in the ASC Topic 855 – Subsequent Events (formerly SFAS No. 165) of the Codification, which establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The guidance was effective for interim or annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. In February 2010, the issued Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements which provides amendments to Subtopic 855-10 to alleviate potential conflicts between Subtopic 855-10 and the SEC’s requirements with regard to subsequent event disclosures. An entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and is not required to disclose the date through which subsequent events have evaluated.

In April 2009, the FASB issued guidance in the ASC Topic 820 – Fair Value Measurements and Disclosures (formerly FASB Staff Position (“FSP”) FAS 157-4) of the Codification on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The guidance was effective for interim or annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2008, the SEC released Final Rule, Modernization of Oil and Gas Reporting to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices. The ruling is effective for disclosures in our Form 40-F for the year ended December 31, 2009.  Adoption of the new standard is reflected in the results of future ceiling tests of the Company.

In March 2008, FASB issued guidance in the ASC Topic 815-10 “Disclosures about Derivative Instruments and Hedging Activities”, (formerly statement 161,an amendment of FASB Statement 133). The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains or losses on derivative contracts, and details of credit-risk-related contingent features in their hedged position.  The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements.  This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. The adoption of this statement did not have a material impact on the Consolidated Financial Statements.

In December 2007, the FASB issued guidance in ASC Topic 805 – Business Combinations (formerly SFAS No. 141(R), “Business Combinations”). The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In April 2009, the FASB issued FSP FAS 141(R)-1 which amends and clarifies SFAS No. 141(R) to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This statement shall be applied prospectively. The Company adopted this guidance effective January 1, 2009. The acquisition of Challenger was accounted for U.S. GAAP purposes in accordance with the new guidance under ASC Topic 805 (note 5).

Canadian Superior Energy Inc.	2009 FS	Page 32

21.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

In December 2007, the FASB issued guidance in the ASC Topic 810 – Consolidation (formerly SFAS No. 160) of the Codification on the accounting for non-controlling (minority) interests in consolidated financial statements. This guidance clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. This guidance was effective as of the beginning of an entity’s first fiscal year that began on or after December 15, 2008 and was required to be adopted prospectively, except for the reclassification of non-controlling interests to equity and the recasting of net income (loss) attributable to both the controlling and noncontrolling interests, which were required to be adopted retrospectively. The Company adopted this guidance effective January 1, 2009, and did not have a material impact on the consolidated financial statements.

CASH FLOW PRESENTATION

No subtotal is permitted under U.S. GAAP within cash flow from operations on the statement of cashflows.

Canadian Superior Energy Inc.	2009 FS	Page 33